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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                       CITATION Computer Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                      172894             10           7
           -------------------------------------------------------
                                (CUSIP Number)

              Richard D. Neece, CITATION Computer Systems, Inc.
         424 South Woods Mill Rd., Suite 200, Chesterfield, MO 63017
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                March 13, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D


CUSIP NO.   172894 10 7                          PAGE  2    OF  5     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. Robert Copper
         ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
         N/A
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         P.F.

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            356,411
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             None
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        356,411
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         356,411
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

ITEM 1.   SECURITY AND ISSUER

     This statement relates to shares of the common stock, par value $0.10 per share (the "Shares"), of CITATION Computer Systems, Inc. (the "Issuer"). The principal offices of the Issuer are located at: 424 South Woods Mill Road, Suite 200, Chesterfield, Missouri 63017.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) J. Robert Copper

          (b) J. Robert Copper
              28 West Brentmoor
              Clayton, MO  63105

          (c) Chief Executive Officer, CITATION Computer Systems, Inc. 424 South Woods Mill Road
              Suite 200
              Chesterfield, Missouri  63017

          (d) No reportable events.

          (e) No reportable events.

          (f) USA.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Shares were acquired through open market purchases using the individual's personal funds or represent non-qualified options (100,000) granted by the issuer.

ITEM 4.   PURPOSE OF TRANSACTION

     The transaction was the result of the acquisition of additional shares for Mr. Copper's investment account and the vesting of non-qualified stock options due to the passage of time.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

          (a) J. Robert Copper beneficially owns 206,411 Shares and has vested non-qualified options for 150,000 shares which together represent 9.0 percent of the issued and outstanding shares of the Issuer's common stock.

          (b) All shares issued will be subject to Mr. Copper's sole power to vote and sole power to dispose.


          (c) Mr. Copper purchased 6,200 shares of Issuer's common stock on August 29, 1996 at $12.89 and 10,000 shares of Issuer's common stock on March 13, 1997 at $6.75 and became vested in 50,000 shares of restricted stock options in May 1996 and July 1996. The purchases were made through a market transaction.

          (d)  No person has such right.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: April 14, 1997                     By: /s/ J. Robert Copper
      --------------------------------       --------------------